SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM SP-15D2*

                  ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended September 30, 1998 Commission file number 070-09391



                               RGC RESOURCES, INC.
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Virginia                                   54-1909697
-------------------------------------       -----------------------------------
  (State or other jurisdiction of                     (I.R.S. Employer
  incorporation or organization)                      Identification No.)



  519 Kimball Ave., N.E., Roanoke, VA                      24016
----------------------------------------    -----------------------------------
(Address of principal executive offices)                 (Zip Code)


Registrant's telephone number, including area code      (540) 777-4427
                                                    ---------------------------

Securities registered pursuant to Section 12(b) of the Act:      None

Securities registered pursuant to Section 12(g) of the Act:      None


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                            Yes       X    No


*This special financial report on Form 10-K for the fiscal year ended September 30, 1998 is filed pursuant to Rule15d-2 under the Securities Exchange Act of 1934 and contains only certified financial statements for the fiscal year ending September 30, 1998, as required by Rule 15d-2.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

State the aggregate market value of the voting stock held by nonaffiliates
of the registrant as of April 20, 1999.         $ 0

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the last practicable date.

          Class                              Outstanding at April 20, 1999
----------------------------------    ------------------------------------------
 COMMON STOCK, $5 PAR VALUE                            10 SHARES


        This Annual Report on Form 10-K is being filed pursuant to Rule 15d-2 under the Securities Exchange Act of 1934 and contains only certified financial statements as required by Rule 15d-2.

        RGC Resources, Inc. (the "Registrant") is a wholly owned subsidiary of Roanoke Gas Company and was incorporated on July 31, 1998 for the purpose of accomplishing a proposed merger and reorganization of Roanoke Gas Company into a holding company structure. A detailed description of the reorganization is included within the registration statement on Form S-4 (Registration Statement No. 333-67311) filed with the Securities and Exchange Commission. The registration statement was declared effective by order of the Commission on January 28, 1999. At September 30, 1998, the Registrant had not commenced operations.

        Rule 15d-2 ("Rule 15d-2") under the Securities Exchange Act of 1934, as amended, provides generally that, if a registrant files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the registrant's last full fiscal year (or for the life of the registrant if less than a full fiscal year), then the registrant shall, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for such last full fiscal year or other period as the case may be. Rule 15d-2 further provides that such special financial report is to be filed under cover of the facing sheet appropriate for annual reports of the registrant.

        The Company's Form S-4 Registration Statement referenced above did not contain the certified financial statements contemplated by Rule 15d-2, therefore, as required by Rule 15d-2, these are being filed with the Commission under cover of the facing page of an Annual Report on Form 10-K.

INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholder of RGC Resources, Inc.


We have audited the accompanying balance sheet of RGC Resources, Inc. (the "Company") as of September 30, 1998. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of September 30, 1998 in conformity with generally accepted accounting principles.


s/Deloitte & Touche, LLP
Deloitte & Touche, LLP
Charlotte, North Carolina
April 20, 1999



RGC RESOURCES, INC

BALANCE SHEET
----------------------------------------------------------------------


                                                      September
                                                         30,
ASSETS                                                   1998
                                                    --------------

Other Assets                                              $39,989
                                                    --------------

TOTAL                                                     $39,989
                                                    ==============



                                                      September
                                                         30,
LIABILITIES                                              1998
                                                    --------------

Current Liabilities:
  Accounts Payable - Parent                               $39,939
                                                    --------------

Total Current Liabilities                                  39,939
                                                    --------------


Stockholder's Equity
  Common Stock - Par Value $5;
  Authorized 10,000,000 Shares; Issued
  and Outstanding 10 Shares                                    50
                                                    --------------

Total Stockholder's Equity                                     50
                                                    --------------

TOTAL                                                     $39,989
                                                    ==============



See notes to balance sheet.
----------------------------------------------------------------------

RGC RESOURCES, INC.
-------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------

1.      Summary of Significant Accounting Policies

        Roanoke Gas Company filed a Form U-1 with the Securities and Exchange Commission on October 16, 1998, seeking approval to reorganize Roanoke Gas Company, Bluefield Gas Company and Diversified Energy Company into subsidiaries of RGC Resources, Inc. Currently, Bluefield Gas Company, Diversified Energy Company and RGC Resources, Inc. are subsidiaries of Roanoke Gas Company. RGC Resources, Inc. was incorporated on July 31, 1998.

        RGC Resources, Inc., Roanoke Gas Company and Bluefield Gas Company have received all required regulatory approvals to proceed with the reorganization. The West Virginia Public Service Commission has approved the reorganization based upon an administrative law judge's approval on January 7, 1999. The Virginia State Corporation Commission issued a final order on January 11, 1999 approving the requested merger and reorganization. The Securities and Exchange Commission approved RGC Resources, Inc.'s S-4 filing on January 28, 1999. Roanoke Gas Company shareholders approved the reorganization at the Annual Meeting held on March 31, 1999. The Securities and Exchange Commission issued its Order authorizing the acquisition of common stock of gas utility companies on April 1, 1999. The reorganization is expected to be completed during the fourth quarter of fiscal year 1999.

        The principal reasons for the proposed reorganization are to create a corporate structure that can more effectively address the increased competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility businesses, afford further separation between the utility and non-utility businesses and provide additional flexibility for financing.

        The accounting treatment for the reorganization will be based on non-cash, non-taxable transactions, with resulting assets and liabilities recorded at historical cost amounts.

        The only transactions incurred by RGC Resources, Inc. for the period from July 31, 1998 (inception) to September 30, 1998 relate to the costs incurred to organize the Company and the issuance of 10 shares of stock to Roanoke Gas Company. Roanoke Gas Company has paid all costs incurred to date related to the formation of RGC Resources, Inc., with RGC Resources, Inc. recording a payable due Roanoke Gas Company, as of September 30, 1998, in the amount of $39,939.

                                     PART IV

Item 14.   Exhibits, Financial Statement Schedules and Reports on Form 8-K.

           (a)    List of documents filed as part of this report:

                  1.  Financial statements:

                      The following Financial Statements of RGC Resources, Inc. are filed as part of the Form 10-K.

                          Independent Auditor's Report
                          Balance Sheet
                          Notes to Balance Sheet


                  2.  Financial statement schedules:

                       None.

                  3.  Exhibits to this Form 10-K are as follows:

                      27         Financial Data Schedule


           (b)    Reports on Form 8-K:

                  Not applicable to this filing.

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     RGC RESOURCES, INC.



                     By:     s/Roger L. Baumgardner       April 22, 1999
                           -------------------------      --------------
                            Roger L. Baumgardner               Date
                            Vice President, Secretary and
                               Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

s/John B. Williamson, III   April 22, 1999   President, Chief Executive Officer
-------------------------------------------
John B. Williamson, III         Date         and Director


s/Roger L. Baumgardner      April 22, 1999   Vice President, Secretary and
-------------------------------------------
Roger L. Baumgardner            Date         Treasurer (Principal Accounting
                                             Officer)

s/Lynn D. Avis              April 22, 1999   Director
-------------------------------------------
Lynn D. Avis                    Date


s/Abney S. Boxley, III      April 22, 1999   Director
-------------------------------------------
Abney S. Boxley, III             Date


s/Frank T. Ellett           April 22, 1999   Director
-------------------------------------------
Frank T. Ellett                  Date


s/Frank A. Farmer, Jr.      April 22, 1999    Director
-------------------------------------------
Frank A. Farmer, Jr.             Date


s/Wilbur L. Hazlegrove      April 22, 1999    Director
-------------------------------------------
Wilbur L. Hazlegrove             Date


s/J. Allen Layman           April 22, 1999    Director
-------------------------------------------
J. Allen Layman                  Date


s/Thomas L. Robertson       April 22, 1999    Director
-------------------------------------------
Thomas L. Robertson              Date


s/S. Frank Smith             April 22, 1999   Director
--------------------------------------------
S. Frank Smith                   Date

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                                  EXHIBIT INDEX

           Exhibit No.         Description
           -----------         -----------
                27             Financial Data Schedule